Exhibit 99.1
Santiago, June 2nd, 2014
GG/0101/2014

Mr. Carlos Pavez Tolosa
Superintendent of Securities and Insurance
PRESENT

REF.: MATERIAL EVENT NOTICE

For your consideration:

According to article 9, section two of article 10 of the Law No. 18.045, General Norm No. 30 (Norma de Carácter General No. 30), and Chapter 18-10 of the Compilation of Updated Norms (Recopilación Actualizada de Normas), we hereby inform you of the following MATERIAL EVENT:

By public deed dated June 1, 2014, the merger between the CorpBanca’s subsidiaries, Banco CorpBanca Colombia S.A., as acquiring undertaking entity, and Helm Bank S.A. as the absorbed entity, was formalized.

As a result of the merger, Helm Bank S.A. will be dissolved without winding-up and it will be taken over by CorpBanca Colombia S.A., which will acquire all assets and liabilities of the former.

The public deed of the merger will be registered at the Colombian Chamber of Commerce.

Sincerely yours,

/s/ Fernando Massú Taré
Fernando Massú Taré
CEO